GRASIM
ADITYA BIRLA GROUP

82-3322

July 28, 2004

RECEIVED
2004 AUG 11 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Str[redacted]
Washington [redacted]
USA

04036178

SUPPL

Dear Sir,

Pursuant to Clause 30 of the Listing Agreement, this is to inform you that Shri D.D. Rathi, currently Chief Financial Officer of the Company, has been appointed as the Whole-time Director of the Company by the Board of Directors in its meeting held today.

Thanking you,

Yours faithfully,

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Ashok Malu

Ashok Malu
Company Secretary

dlw 8/11

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)